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                                                                EXHIBIT 10


                           FINET HOLDINGS CORPORATION
                           235 Montgomery Street, #750
                             San Francisco, CA 94104
                         415/658-4150 Fax: 415/658-4150

March 5, 1997

Via Fax 212 768-2572

Mr. Bruce Wilcox
Cumberland Associates, 38th Floor
1114 Avenue of the Americas
New York, NY  10036

Dear Bruce:

         In accordance with our agreement, the time has come to convert the Cumberland Partners $800,000 debenture to equity. This letter will confirm that, pursuant to our recent discussions regarding the accrued interest and penalty interest due, we have mutually agreed that the Company will issue 1,850,000 shares of its common stock as consideration for the conversion of the debenture and all accrued interest of Finet's common stock. I will direct our transfer agent to issue those shares in the name of Cumberland Partners. Once you have received the shares, you will release your security interest. Additionally, when Finet completes its current equity financings, in accordance with our agreement, the Company will issue to Cumberland warrants for the purchase of the Company's common stock in the amount of the greater of 200,000 or 25% of the number as are issued to Commonwealth Associates pursuant thereto, under identical terms.

Please indicate below your concurrence with these actions:

I assent to the conversion of Cumberland Partners $800,000 convertible debenture and accrued interest to Finet common stock under the terms stated above.


             /s/ Bruce G. Wilcox                    Date:  3/6/97
                 Bruce G. Wilcox

         Bruce, I want to take this opportunity to thank you for your substantial assistance and cooperation in helping Finet complete its voluntary recapitalization. Literally, we could not have done it without you.

Sincerely,

/s/  Jan Hoeffel

Jan Hoeffel, President